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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~38-001959-C~~ 27920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardinier & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6127 S Lakeview Street
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vaughn Gardinier

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, PC
(Name – *if individual, state last, first, middle name*)

2228 South Fraser Street, Unit 1	Aurora	CO	80014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/08

OATH OR AFFIRMATION

I, Vaughn Gardinier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardinier & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDINIER AND COMPANY, INC.
Littleton, Colorado

REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

For Year Ended December 31, 2007

Larry O'Donnell, CPA, PC
Aurora, Colorado

INDEX

	PAGE
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition at December 31, 2007	2
Statement of Operations for the Year Ended December 31, 2007	3
Statement of Changes in Stockholder's Equity at December 31, 2007	4
Statement of Cash Flows for the Year Ended December 31, 2007	5
Notes to Financial Statements	6-7
Supplemental Schedules	
Independent Auditor's Report on Supplemental Schedules	8
Supplemental Schedules	9-11
Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Sec Rule 15c3-3	12-14

Larry O'Donnell, CPA, P.C.
Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com
2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Gardinier and Company, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit based on U.S. generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardinier and Company, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with the U. S. generally accepted accounting principles.

Larry O'Donnell, CPA, P.C.

February 7, 2008

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Financial Condition
December 31, 2007

ASSETS:	
Current Assets:	
Cash:	
Checking	$ 813
Money Market	286
	1,099
Accrued Income Receivable	9,000
Prepaid Federal and State Income Taxes	3,800
Securities Owned, at Market	8,183
Total Current Assets	22,082
Property and Equipment:	
Office Equipment	11,792
Vehicle	27,433
	39,225
Less: Accumulated Depreciation	35,137
Total Property and Equipment	4,088
Total Assets	$26,170
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Liabilities:	
Loan Payable – Officer	$ 1,600
Current Income Tax	5,218
Total Liabilities	6,818
Stockholder's Equity:	
Common Stock, 100,000 shares authorized at $0.10 par value; 6,115 shares issued and Outstanding	611
Additional Paid-In Capital	32,394
Retained Earnings (Deficit)	(13,653)
Total Stockholder's Equity	19,352
Total Liabilities and Stockholder's Equity	$26,170

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Operations
For the Year Ended December 31, 2007

REVENUE:	
Commissions and Trading Revenue	$38,533
Interest and Dividends	17
Fund Income	3,175
Total Revenue	41,725
EXPENSES:	
Travel and Entertainment	5,951
Office Supplies and Postage	2,610
Depreciation	1,775
Professional Services	1,750
Communications	1,461
Other Operating Costs	1,380
Miscellaneous	471
Insurance	311
Licenses and Payroll Taxes	237
Total Expenses	15,946
Income Before Income Taxes	25,779
Current Income Tax	5,218
Total Income Tax	5,218
Net Income	$20,561
Net Income per Share of Common StockWeighted average number of shares 6,115	$3.36

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Changes in Stockholder's Equity
December 31, 2007

	No. Of Shares	Amount of Stock	Additional Paid In Capital	Retained Earnings
Balance at December 31, 2006	6,115	$ 611	$ 32,394	$ (14,014)
Dividends Paid				(20,200)
Net Income for Year				20,561
Balance at December 31, 2007	6,115	$ 611	$ 32,394	$(13,653)

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Statement of Cash Flows
For The Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net Income		$ 20,561
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation/Amortization		1,775
Changes in Assets and Liabilities:		
(Decrease) in Current Income Taxes		(1,928)
(Decrease) in Deferred Income Taxes		(232)
Increase in Prepaid Taxes		(352)
Cash Flows Provided By Operating Activities		19,824
Cash Flows From Investing Activities:		
Increase in Securities Owned		(922)
Cash Flows Provided By Investing Activities		(922)
Cash Flow From Financing Activities:		
Loan From Officer		1,600
Cash Dividend Paid		(20,200)
Cash Flows Provided (Used) By Financing Activities		(18,600)
Net Decrease in Cash		302
Cash Balance Beginning of Year	797	
Cash Balance December 31, 2007		$ 1,099

Cash is Defined as Follows:

Cash includes demand deposits with banks or other financial institutions. Cash also includes other kinds of trust accounts that have the characteristics of demand deposits in that the customer may deposit additional funds at any time and also may effectively withdraw funds at any time without prior notice or penalty. There were no non-cash transactions during the year. Interest expense paid during the year, $-0-. Income taxes paid during the year were $5,728.

The accompanying notes are an integral part of these financial statements.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Notes to Financial Statements
December 31, 2007

NOTE 1: Summary of Accounting Policies

The company is engaged primarily in the brokerage and investment advisory business. Securities transactions (and related commission revenue and expense) are recorded on a transaction date basis with settlement occurring generally seven business days later.

Proprietary Investments

For financial reporting purposes, trading and investment positions in marketable equity securities are valued at current market value and, the unrealized appreciation is included as part of revenue in the income statement. At December 31, 2007, the cost of marketable securities was $7,349, and the market value was $8,183. The net unrealized gain included in the income statement was $834.

Property and Equipment

Office equipment and vehicles are carried at cost less accumulated depreciation. Office equipment and vehicles are depreciated using useful lives of seven years.

Concentration of Credit and Market Risk

The company maintains its cash deposits in a bank and other financial institutions. The amount on deposit with these institutions at December 31, 2007, was approximately $1,099. The company holds marketable equity securities which are traded on national market exchanges. The market value of these securities at December 31, 2007, was $8,183 based on published market prices. The values of these marketable equity securities are subject to fluctuations caused by general market conditions.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates.

NOTE 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the corporation is required to maintain a net capital as defined under the provisions. At December 31, 2007, the business had net capital and net capital requirements of approximately $14,039. The business' net capital ratio was 1 to 1.38. Net capital and the net capital ratio may fluctuate on a daily basis. The net capital ratio may restrict the payment of cash dividends.

NOTE 3: Pension Plan

The corporation has a defined contribution pension plan for its employees. The contributions are based on 15 percent of the compensation of each participant in the plan. The trustee for the plan is AIM Family of Funds, and the investments are in stock fundsContributions for the year ended December 31, 2007, were $-0-.

NOTE 4: Income Taxes

The company has adopted FASB Statement 109, "Accounting for Income Taxes". This statement requires the calculation of deferred taxes using the liability method. Under the liability method, deferred tax balances must be adjusted to reflect exact changes in income tax rates, and deferred taxes must be provided on all book-tax basis differences. As of December 31, 2007 there were no deferred tax assets. The deferred tax liability at December 31, 2007, was $-0-. For 2007, the corporate income tax liabilitywas $5,218.

NOTE 5: Margin Account Payable

The company has a margin account with a brokerage house which allows the company to borrow 50% of the market value of its securities. The account bears an interest rate of 7..5% per year and is collateralizedby the securities. There was no balance owing at year end.

NOTE 6: Related Party

Mr. F. Vaughn Gardinier is the sole shareholder of Gardinier and Company, Inc. Mr. Gardinier advanced various amounts of money to the company which have no fixed due date, are unsecured and do not bear interest At December 31, 2007, the company owed $1,600.

SUPPLEMENTAL INFORMATION

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION

My report on my audit of the basic financial statements of Gardinier and Company, Inc., for 2007 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysisand are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry O'Donnell, CPA, P.C.

February 7, 2008

GARDINIER AND COMPANY, INC.
Littleton, Colorado
December 31, 2007

RECONCILIATION PURSUANT TO RULE 17a(d)(4) OF AUDITED COMPUTATIONS OF NET CAPITAL AND DETERMINATION OF RESERVE REQUIREMENTS TO COMPUTATIONS SUBMITTED BY THE COMPANY

There are no material differences between those submitted by the corporation and the audited schedules.

The areas of adjustments were in recording depreciation, adjustment of the securities valuation account, and recording of income taxes payable.

GARDINIER AND COMPANY, INC.
Littleton, Colorado
December 31, 2007

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities, not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.

   A. Number of Items — None

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B and C.

   A. Number of Items — None

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Capital Computation
December 31, 2007

COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PURSUANT TO RULE 15c3-1

Date of Computation: December 31, 2007

Total Assets	$26,170
Less: Total Liabilities	6,818
Net Worth	19,352
Deductions:	
Non-Allowable Assets	4,088
Tentative Net Capital	15,264
Hair Cuts	1,227
Net Capital	14,037
Minimum Capital Required by Rule 15c3-1;	
Minimum Capital Category 6 2/3	5,000
Amount Needed for Ratio Requirements	None
Minimum Capital	5,000
Excess Capital	$ 9,037
Net Worth to Net Capital	1 to 1.38

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Board of Directors
Gardinier and Company, Inc.
Littleton, Colorado

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing my audit of the financial statements and supplemental schedules of Gardinier and Company, Inc., for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Companyin making quarterly securities examinations,counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment forsecurities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considerto be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commissions objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Larry O'Donnell, CPA, P.C.

February 7, 2008

GARDINIER AND COMPANY, INC.
Littleton, Colorado
Financial and Operational Combined Uniform Single Report
As of December 31, 2007

COMPUTATION FOR DETERMINATION FOR RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

The computations for thisrequirement are unnecessary as Gardinier and Company, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.

END